SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 25, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 25, 2012: Recasting of Nokia quarterly and full year 2010 and first, second and third quarter 2011 results

STOCK EXCHANGE RELEASE

January 25, 2012

Recasting of Nokia quarterly and full year 2010 and first, second and third quarter 2011 results

Nokia Corporation

Stock exchange release

January 25, 2012 at 15:00 (CET +1)

Espoo, Finland - Nokia today provided historical results for its Devices & Services and Location & Commerce businesses, recasted for comparability purposes according to the new reporting format that became effective on October 1, 2011, as a result of the formation of the Location & Commerce business which combines NAVTEQ and Nokia’s social location services operations from Devices & Services. The recast also reflects certain reallocations regroupings within Devices & Services to conform with the current reporting structure.

The historical results set forth below for each quarter and the full year of 2010 as well as the first, second and third quarter of 2011 are reported results recasted (on an unaudited basis) for comparability purposes according to Nokia’s four reportable segments effective from October 1, 2011:

- Smart Devices (within Devices & Services)

- Mobile Phones (within Devices & Services)

- Location & Commerce

- Nokia Siemens Networks

The key financial performance measures provided for these segments include net sales, gross margin as well as an additional measure of profit. For Smart Devices and Mobile Phones, we present these segments’ profit contribution, which consists of revenues less these segments’ own costs as well as their directly assignable and allocated costs. For Location & Commerce and Nokia Siemens Networks, we present operating profit.

The most significant amounts transferred relate to operating expenses which were previously in Devices & Services Other — specifically, those relating to social location services operations — to Location & Commerce. In order to consistently reflect where the economic value of location services is created, the recast also impacted Cost of Sales by reportable segment. Amounts previously in Devices & Services Other Cost of Sales and Smart Devices Cost of Sales were transferred to Location & Commerce Cost of Sales. As a consequence of the higher value add performed in Location & Commerce, the recasted numbers also reflect a higher internal transfer price, which impacted Location & Commerce Net Sales positively and Smart Devices Cost of Sales negatively. The internal transfer price represents revenue Net Sales to Location & Commerce and Cost of Sales to Smart Devices. Location & Commerce will be responsible for developing the services going forward whereas the services will continue to be delivered to customers and consumers by Devices & Services in combination with our devices. In order to consistently reflect deferral of services revenue over the service period, the recast also impacted Location & Commerce revenue and corporate Eliminations.

It should be noted that the information provided herein is historical and therefore does not indicate future performance.

FIRST QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 1-3/2010	Mobile Phones 1-3/2010	Devices & Services other 1-3/2010	Devices & Services 1-3/2010	Location & Commerce 1-3/2010	Nokia Siemens Networks 1-3/2010	Corporate Common 1-3/2010	Eliminatinns 1-3/2010	Nokia Group 1-3/2010
Net sales	3,363	3,194	107	6,664	193	2,718	—	-53	9,522
Cost of sales	-2,243	-2,233	-55	-4,531	-30	-1,936	—	53	-6,444
Gross profit	1,120	961	52	2,133	163	782	—	—	3,078
% of net sales	33.3	30.1	48.6	32.0	84.5	28.8			32.3
Operating expenses	-846	-341	-107	-1,294	-306	-1,015	-12	—	-2,627
Other income and expenses	28	—	9	37	1	7	-8	—	37
Contribution	302	620	-46
% of net sales	9.0	19.4	-43.0
Operating profit				876	-142	-226	-20	—	488
% of net sales				13.1	-73.6	-8.3			5.1

SECOND QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 4-6/2010	Mobile Phones 4-6/2010	Devices & Services other 4-6/2010	Devices & Services 4-6/2010	Location & Commerce 4-6/2010	Nokia Siemens Networks 4-6/2010	Corporate Common 4-6/2010	Eliminations 4-6/2010	Nokia Group 4-6/2010
Net sales	3,503	3,190	105	6,798	208	3,039	—	-42	10,003
Cost of sales	-2,389	-2,304	-60	-4,753	-51	-2,170	—	42	-6,932
Gross profit	1,114	886	45	2,045	157	869	—	—	3,071
% of net sales	31.8	27.8	42.9	30.1	75.5	28.6			30.7
Operating expenses	-862	-374	-115	-1,351	-360	-1,034	-29	—	-2,774
Other income and expenses	2	1	16	19	-3	-14	-4	—	-2
Contribution	254	513	-54
% of net sales	7.3	16.1	-51.4
Operating profit				713	-206	-179	-33	—	295
% of net sales				10.5	-99.0	-5.9			2.9

THIRD QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 7-9/2010	Mobile Phones 7-9/2010	Devices & Services other 7-9/2010	Devices & Services 7-9/2010	Location & Commerce 7-9/2010	Nokia Siemens Networks 7-9/2010	Corporate Common 7-9/2010	Eliminations 7-9/2010	Nokia Group 7-9/2010
Net sales	3,612	3,364	197	7,173	203	2,943	—	-49	10,270
Cost of sales	-2,522	-2,506	-68	-5,096	-42	-2,241	1	49	-7,329
Gross profit	1,090	858	129	2,077	161	702	1	—	2,941
% of net sales	30.2	25.5	65.5	29.0	79.3	23.9			28.6
Operating expenses	-785	-383	-105	-1,273	-329	-966	-19	—	-2,587
Other income and expenses	5	3	57	65	1	-18	1	—	49
Contribution	310	478	81
% of net sales	8.6	14.2	41.1
Operating profit				869	-167	-282	-17	—	403
% of net sales				12.1	-82.3	-9.6			3.9

FOURTH QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 10-12/2010	Mobile Phones 10-12/2010	Devices & Services other 10-12/2010	Devices & Services 10-12/2010	Location & Commerce 10-12/2010	Nokia Siemens Networks 10-12/2010	Corporate Common 10-12/2010	Eliminations 10-12/2010	Nokia Group 10-12/2010
Net sales	4,396	3,948	155	8,499	265	3,961	—	-74	12,651
Cost of sales	-3,133	-2,823	-76	-6,032	-46	-2,919	-1	74	-8,924
Gross profit	1,263	1,125	79	2,467	219	1,042	-1	—	3,727
% of net sales	28.7	28.5	51.0	29.0	82.6	26.3			29.5
Operating expenses	-899	-410	-125	-1,434	-365	-1,022	-46	—	-2,867
Other income and expenses	146	1	-98	49	-2	-19	4	-8	24
Contribution	510	716	-144
% of net sales	11.6	18.1	-92.9
Operating profit				1,082	-148	1	-43	-8	884
% of net sales				12.7	-55.8	0.0			7.0

FULL YEAR 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 1-12/2010	Mobile Phones 1-12/2010	Devices & Services other 1-12/2010	Devices & Services 1-12/2010	Location & Commerce 1-12/2010	Nokia Siemens Networks 1-12/2010	Corporate Common 1-12/2010	Eliminations 1-12/2010	Nokia Group 1-12/2010
Net sales	14,874	13,696	564	29,134	869	12,661	—	-218	42,446
Cost of sales	-10,287	-9,866	-259	-20,412	-169	-9,266	—	218	-29,629
Gross profit	4,587	3,830	305	8,722	700	3,395	—	—	12,817
% of net sales	30.8	28.0	54.1	29.9	80.6	26.8			30.2
Operating expenses	-3,392	-1,508	-452	-5,352	-1,360	-4,037	-106	—	-10,855
Other income and expenses	181	5	-16	170	-3	-44	-7	-8	108
Contribution	1,376	2,327	-163
% of net sales	9.3	17.0	-28.9
Operating profit				3,540	-663	-686	-113	-8	2,070
% of net sales				12.2	-76.3	-5.4			4.9

FIRST QUARTER 2011, REPORTED, EUR million

(unaudited)

	Smart Devices 1-3/2011	Mobile Phones 1-3/2011	Devices & Services other 1-3/2011	Devices & Services 1-3/2011	Location & Commerce 1-3/2011	Nokia Siemens Networks 1-3/2011	Corporate Common 1-3/2011	Eliminations 1-3/2011	Nokia Group 1-3/2011
Net sales	3,528	3,407	152	7,087	232	3,171	—	-91	10,399
Cost of sales	-2,508	-2,456	-84	-5,048	-44	-2,324	—	91	-7,325
Gross profit	1,020	951	68	2,039	188	847	—	—	3,074
% of net sales	28.9	27.9	44.7	28.8	81.0	26.7			29.6
Operating expenses	-834	-387	-104	-1,325	-321	-990	-22	—	-2,658
Other income and expenses	—	-2	17	15	1	1	6	—	23
Contribution	186	562	-19
% of net sales	5.3	16.5	-12.5
Operating profit				729	-132	-142	-16	—	439
% of net sales				10.3	-56.9	-4.5			4.2

SECOND QUARTER 2011, REPORTED, EUR million

(unaudited)

	Smart Devices 4-6/2011	Mobile Phones 4-6/2011	Devices & Services other 4-6/2011	Devices & Services 4-6/2011	Location & Commerce 4-6/2011	Nokia Siemens Networks 4-6/2011	Corporate Common 4-6/2011	Eliminations 4-6/2011	Nokia Group 4-6/2011
Net sales	2,351	2,568	548	5,467	271	3,642	—	-105	9,275
Cost of sales	-1,811	-1,933	-56	-3,800	-50	-2,698	—	105	-6,443
Gross profit	540	635	492	1,667	221	944	—	—	2,832
% of net sales	23.0	24.7	89.8	30.5	81.5	25.9			30.5
Operating expenses	-752	-420	-95	-1,267	-325	-1,056	-51	—	-2,699
Other income and expenses	-4	-1	-611	-616	—	1	-5	—	-620
Contribution	-216	214	-214
% of net sales	-9.2	8.3	-39.1
Operating profit				-216	-104	-111	-56	—	-487
% of net sales				-4.0	-38.4	-3.0			-5.3

THIRD QUARTER 2011, REPORTED, EUR million

(unaudited)

	Smart Devices 7-9/2011	Mobile Phones 7-9/2011	Devices & Services other 7-9/2011	Devices & Services 7-9/2011	Location & Commerce 7-9/2011	Nokia Siemens Networks 7-9/2011	Corporate Common 7-9/2011	Eliminations 7-9/2011	Nokia Group 7-9/2011
Net sales	2,194	2,915	283	5,392	282	3,413	—	-107	8,980
Cost of sales	-1,739	-2,226	-43	-4,008	-52	-2,518	—	107	-6,471
Gross profit	455	689	240	1,384	230	895	—	—	2,509
% of net sales	20.7	23.6	84.8	25.7	81.6	26.2			27.9
Operatin g expenses	-656	-404	-67	-1,127	-314	-1,035	-37		-2,513
Other income and expenses	11	10	-110	-89	-1	26	-3		-67
Contribution	-190	295	63
% of net sales	-8.7	10.1	22.3
Operating profit				168	-85	-114	-40	—	-71
% of net sales				3.1	-30.1	-3.3			-0.8

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia

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Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

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Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate Legal